Exhibit 12.1

RenaissanceRe Holdings Ltd. and Subsidiaries

Statement Regarding Ratio of Earnings to Fixed Charges and

Ratio of Earnings to Combined Fixed Charges and Preference Share Dividends

	3 Months Ended March 31, 2010
		For the Year Ended December 31,
(in thousands)		2009	2008	2007	2006	2005
Net income (loss)	$165,047	$838,858	$(13,280)	$569,575	$761,635	$(281,413)
Add back:
Income taxes	(4,215)	9,094	568	(18,432)	935	—
Redeemable noncontrolling interest - DaVinciRe	10,550	171,501	55,133	164,396	144,159	(156,449)
Fixed charges and preference share dividends	14,489	59,649	68,771	78,159	74,453	64,301
Distributed earnings from equity method investees	14,356	16,434	17,153	25,023	12,468	17,241
Less:
Undistributed earnings from equity method investees	(2,156)	(10,976)	(13,603)	128,609	(34,528)	(28,259)

Earnings available for fixed charges and preference share dividends	$198,071	$1,084,560	$114,742	$947,330	$959,122	$(384,579)

Fixed charges and preference share dividends
Interest expensed	$3,156	$15,111	$24,633	$33,626	$37,602	$28,218
Estimated interest within rental expense	758	2,238	1,838	1,672	1,376	1,433
Preference share dividends	10,575	42,300	42,300	42,861	35,475	34,650

Total fixed charges and preference share dividends	$14,489	$59,649	$68,771	$78,159	$74,453	$64,301

Ratio of earnings to fixed charges	50.61	62.51	4.33	26.84	24.61	(12.97)

Ratio of earnings to combined fixed charges and preference share dividends	13.67	18.18	1.67	12.12	12.88	(5.98)

RenRe North America Holdings Inc. and Subsidiaries

Statement Regarding Ratio of Earnings to Fixed Charges and

Ratio of Earnings to Combined Fixed Charges and Preference Share Dividends

	3 Months Ended March 31, 2010
		For the Year Ended December 31,
(in thousands)		2009	2008	2007	2006	2005
Net income (loss)	$(6,933)	$1,148	$(1,908)	$40,327	$16,815	$12,245
Add back:
Income taxes	(3,892)	9,226	573	(18,541)	893	—
Redeemable noncontrolling interest	—	—	—	—	(151)	(50)
Fixed charges and preference share dividends	3,124	9,705	3,810	1,333	1,117	968
Distributed earnings from equity method investees	1,500	3,975	—	—	—	—
Less:
Undistributed earnings from equity method investees	477	954	2,410	—	—	—

Earnings available for fixed charges and preference share dividends	$(5,724)	$25,008	$4,885	$23,119	$18,674	$13,163

Fixed charges and preference share dividends
Interest expensed	$2,970	$9,073	$3,577	$1,066	$840	$840
Estimated interest within rental expense	154	632	233	267	277	128
Preference share dividends	—	—	—	—	—	—

Total fixed charges and preference share dividends	$3,124	$9,705	$3,810	$1,333	$1,117	$968

Ratio of earnings to fixed charges	(1.83)	2.58	1.28	17.34	16.72	13.60

Ratio of earnings to combined fixed charges and preference share dividends	(1.83)	2.58	1.28	17.34	16.72	13.60